                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.
                                                   Commission File No. 000-12957

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

Enzon Inc. (ENZN)
Q3 2003 Financial Release Conference Call
Tuesday, May 13, 2003 5:00 pm

--------------------------------------------------------------------------------
THE OPERATOR

Welcome to the Enzon Pharmaceuticals third-quarter earnings conference call. At this time, all lines are in a listen-only mode. Later, there will be an opportunity for questions and answers, with instructions given at that time. As a reminder, today's call is being recorded. I would now like to turn the conference call over to your host, Chairman and CEO of Enzon, Mr. Arthur Higgins.

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Good afternoon and welcome, everyone, to today's conference call. Joining me today is Ken Zuerblis, our Chief Financial Officer.

Before we begin, I would remind our listeners that both this conference call and today's press release contain forward-looking statements which represent the company's intentions, expectations or beliefs concerning future events. These forward-looking statements are qualified by important factors set forth in the company's filings with the SEC, which could cause actual results to differ materially from those in such forward-looking statements. Furthermore, we undertake no duty to update this information. I would also like to remind you this conference call will be broadcast over the internet at www.vcall.com. A telephone replay of this call will also be available, both of which can be accessed through our website www.Enzon.com.

We scheduled this conference call to discuss this afternoon's release of the financial results for our third quarter of fiscal 2003. In addition to discussing our financial results, I would also like to use this time to comment on the additional progress made since our last quarterly report. By now, I hope you have had the opportunity to review today's earnings release. We were pleased with the continued progress made this quarter, a quarter with continued strong prescription demand for PEG-INTRON, the launching of ABELCET and DEPOCYT and the continued forward progression of our PEG and SCA programs.

As you can see from our press release, prior to the inclusion of $1.4 million in merger-related expenditures related to our proposed merger with NPS, EPS came in at 21 cents. Total revenues were up 118 percent over the prior year, coming in at $43 million, with increases across the board on each of the five marketed products that comprise Enzon's revenue base.

Product sales increased by $20.9 million, with the primary driver being $18.3 million in revenues from the November 2002 acquisition of the ABELCET business. Combined sales of ADAGEN, ONCASPAR and DEPOCYT increased by $2.6 million over the prior year, with DEPOCYT accounting for approximately $1.2 million of the increase. During the quarter ended March 31st, 2003, we began to support DEPOCYT through a specialty oncology sales force. Total royalties in the quarter came in at $16.2 million, 15 percent higher than last year, but down from the previous quarter due to a reduction in trade inventories.

Research and development expenditures were relatively consistent with the prior year, at $5.1 million. This quarter, we continue to expand our research programs, particularly in respect to our single-chain antibody collaboration with Micromet. The increases were offset by declines related to our decision to suspend our Phase I program for PEG-paclitaxel.

SG&A expenditures increased to $9.5 million, as compared to $3.6 million for the prior year. This increase was related to the establishment of a sales and marketing infrastructure related to the acquisition of ABELCET. Non-cash amortization charges, which were principally related to the ABELCET transaction, were approximately $4 million. And as I previously mentioned, this quarter was impacted by $1.4 million in expenses related to our merger with NPS. The bottom-line result was adjusted third-quarter net income of 21 cents per share and a GAAP third-quarter net income of 17 cents per share. We have included our reconciliation of our reported adjusted net income to our GAAP net income in our earnings release, which has been filed on a Form 8-K with the SEC.

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

Having covered the financial highlights, I would now like to shed some additional light on this quarter's progress. On the PEG-INTRON front, our PEG-INTRON royalty stream was negatively impacted by what Schering-Plough informed us was due to a reduction in trade inventories. This was as a result of Schering-Plough's elimination of its Access Assurance program and the related transition of sole to multi-source distributors. Prescription trends continue to indicate that demand for PEG-INTRON remains strong. Additionally, as we expected, the launch of PEGASYS has led to an expansion in the HCV PEG interferon market with this quarter's total pegylated interferon prescriptions up 12 percent over the fourth quarter of calendar 2002, and up over 61 percent compared to the first quarter of calendar 2002. IMS data has also indicated that to date, the launch of PEGASYS has only had modest impact on PEG-INTRON's total prescriptions. Total PEG-INTRON prescriptions were up 38 percent versus the first quarter of calendar 2002, and essentially flat with the fourth quarter of calendar 2002, which was a record quarter due to the bolus of patients that entered the market as a result of the elimination of Schering's waitlist program. However, we are also mindful of the recent new prescription data, which indicates that Roche is exerting stronger competitive pressure on PEG-INTRON sales. However, given the importance of the INTRON franchise to Schering-Plough's revenue base, and its history as the alpha-interferon market leader, we believe that Schering-Plough is committed to maintaining its market leadership position.

We continue to emphasize the importance for investors to look beyond the quarterly fluctuations that we have seen in this process since launch, and instead, as we have mentioned on previous conference calls, to focus on this market's long-term potential. I would like to again remind you of this market's key growth drivers, namely - HCV is an under treated disease of epidemic proportions. PEG enhancement has resulted in greater motivation to seek treatment. The number of symptomatic patients continues to grow significantly, and is not expected to peak until 2015. New studies continue to show potential for pegylated alpha-interferons in both the chronic care and retreatment settings. Lastly, the opportunity of expansion into the Japanese market. Japan is probably the most lucrative market outside the U.S., and we believe that Schering-Plough will be the first to market of pegylated combination therapy into the Japanese market.

In this quarter, we also made progress on the full-scale launch of ABELCET and the supporting marketing program. As you know, our purchase of the ABELCET business was much more than a product acquisition. This transitions Enzon into a fully integrated company, with the commercial foundation necessary for continued growth. Almost instantly, we began to see the benefits of our sales force when evaluating and negotiating future strategic transactions. One quarter into Enzon's launching of ABELCET, we are currently executing a three-step commercial strategy. The first step is to reinforce ABELCET's product attributes and the new clinical data supporting these attributes. The second step is to maximize our pricing flexibility, and the third step is to improve our sales force execution. Let me take you through the steps.

The first step is ABELCET's key attributes, which are its broad therapeutic spectrum, rapid fungicidal activity and unsurpassed efficacy. We will reinforce these important aspects of the product by fully utilizing our proprietary CLEAR database. CLEAR stands for collaborative exchange of antifungal research. Clear is the largest clinical register focused on antifungal therapy, with over 3,500 patients enrolled. The CLEAR database unequivocally supports the efficacy and safety of ABELCET across the broadest spectrum of pathogens and patient types. In addition, we will capitalize on the current interest within the antifungal medical community to pursue the study of ABELCET in new ways, such as in combination therapies and in aerosolized forms. These studies will stress the need to treat patients rapidly and effectively in disease states where response rates can vary from 25 to 55 percent and mortality rates can be as high as 60 percent.

Second, we will immediately leverage ABELCET's pricing flexibility. This quarter, we saw effective price increases by approximately 5 percent. We expect that, as we are now better able to enforce our existing contracts, we will realize the full benefit of our pricing plans, and that our average selling price will continue to improve.

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

Third, we have recently completed an expansive sales training program, and have implemented a variety of tools, both managerially and infrastructure, to enhance the effectiveness and productivity of our field force. We believe the impact of these tools and the other measures that I have alluded to will benefit ABELCET in the second half of this calendar year, and will have a sustained effect on the growth of the brand.

Concurrent with our acquisition of ABELCET, the antifungal market was undergoing notable shifts in product usage due to new competitive entrants. Products from Merck and Pfizer are currently impacting ABELCET, as clinicians explore the use of these new therapeutic agents. We believe this competitive impact will ultimately be limited, as physicians appreciate the drawbacks of these new therapies, and by the physicians' need for rapid and effective broad spectrum treatment of serious fungal infections. As I mentioned, our CLEAR database shows ABELCET remains a therapy that compares favorably both within its class as well as across all of the antifungal classes. However, as a result of these new market entrants, we are currently projecting ABELCET revenues to run at an annual rate of 50 to 60 million in calendar 2003. We believe that through the continued successful execution of our three-step strategy, we will see an improved outlook in the second half of this calendar year, and our goal is to return ABELCET to a high single-digit growth rate by the end of this year.

Moving on, our internal research and development program continues to advance. Our joint SCA development unit with Micromet is moving full speed ahead, with our SCA research, which is currently undertaken in Germany. Currently, this team has two SCAs in the research stage, with target molecules that we believe will play an important role in immune diseases. At Enzon, our scientists have completed work on pegylated single-chain antibodies in a site-specific fashion. We are using our model SCA, and we have been able to tailor the desired biological and kinetic properties of that SCA. Additionally, we recently reported encouraging in vitro and kinetic data from a series of pegylated oligonucleotides. These are encouraging projects which seek to broaden the scope of pegylation beyond proteins and cytotoxic molecules. Additionally, our Phase II program for PROTHECAN has continued to make solid progress. We have recently initiated a Phase II trial for PROTHECAN in gastric cancer and have already completed enrollments in the first stage of this trial, which involves 15 patients. Provided this program remains on track, it is our intent to identify our indications for Phase III by the end of this calendar year.

This quarter, we also saw firsthand the strategic benefits of our sales and marketing infrastructure that we acquired from Elan. In January, we announced a broad strategic alliance with SkyePharma that brought us a profitable oncology product in DEPOCYT, which is used for lymphomatous meningitis. SkyePharma and our previous Nektar alliance provided Enzon with access to one of the broadest suites of drug delivery technologies -- oral, injectable, topical, pulmonary and of course, pegylation. We're very well positioned to further capitalize on the viable product development opportunities that exist in the drug delivery arena. In February, together with NPS, we announced the proposed merger of the two companies. We continue to believe that this transaction will combine two strong and independently viable companies that together have all the elements necessary to build a biotechnology leader.

In summary, this quarter marked additionally forward progress for Enzon, a quarter with continued strong prescription demand for PEG-INTRON;, the rollout of ABELCET and our new three-step marketing program; the continued forward progression of our PEG- Camptothecin clinical trials, with the commencement of our Phase II program for gastric cancer; the continued progress of our Micromet collaboration; and our alliance with SkyePharma, which provided a profitable oncology product and access, as I mentioned, to one of the broadest suites of drug delivery technologies.

I would now like to give our CFO, Ken Zuerblis, the opportunity to talk about this quarter's financial results in more detail, and to provide some additional guidance for the up and coming quarter.

--------------------------------------------------------------------------------
MR. KENNETH ZUERBLIS

Thank you, Arthur. I would first like to discuss the third-quarter results. I will then have some additional general guidance and comments. On an adjusted basis, net income for the quarter came in at 21 cents versus 21 cents for the prior year's comparable quarter. For comparative purposes, we have reported adjusted net income, which excludes the impact of isolated transactions, specific to each of our third quarters. We believe that the adjusted net income is more indicative of the underlying operations of the business, and represents a more comparative measure.

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

Our adjusted net income for the quarter ended March 31, 2003 excludes $1.4 million in charges related to our proposed merger with NPS. For GAAP accounting purposes only, Enzon is considered the acquiree, due to the exchange ratio, and therefore is required to expense rather than capitalize the costs that are incurred. Combined sales for our four marketed products increased by $20.9 million to $26.6 million. During the quarter, we reported $18.3 million in revenues from the newly-acquired ABELCET business, of which $13.5 million related to the sale of the products in North America and $4.8 million related to the shipment of product to Elan for the European market and other contract manufacturing revenue.

Third-quarter sales of our recently acquired product DEPOCYT were $1.2 million. DEPOCYT is currently running at a rate of approximately $5 million per year, and we believe this product offers significant growth potential. We began to market DEPOCYT during the quarter through our specialty oncology sales force. Sales of ADAGEN and ONCASPAR both increased -- ADAGEN coming in at $4.3 million, as compared to $3.5 million for the prior year, and ONCASPAR sales were $2.8 million, versus $2.2 million for the prior year. Royalties for the third quarter increased 15 percent over the prior year. The increase was primarily due to increased sales of PEG-INTRON. Cost of sales as a percentage of sales was 42 percent, as compared to 24 percent for the prior year's third quarter. The increase was due to a 25-percent royalty and amortization related to our acquisition of ONCASPAR, as well as higher cost of goods sold for ABELCET due to purchase accounting and unabsorbed capacity charges. Cost of goods sold for North American sales of ABELCET for the quarter were approximately 34 percent of sales. Cost of goods sold for this product we expect to remain at approximately 32 percent to 36 percent of sales through the quarter ending September 30, 2003, principally due to purchase accounting for the inventory that we acquired. We expect cost of sales as a percentage of sales for North American sales of ABELCET to be approximately 25 to 27 percent for subsequent quarters.

R&D expenditures remained constant with the prior year's third quarter, at $5.1 million. As we noted in our last conference call during the December quarter, we added new research programs and expanded our spending, particularly in our SCA collaboration with Micromet. However, these increases were offset by declines related to the suspension of our PEG-Paclitaxel Phase I development program. We continue to estimate growth in our R&D expenditures, as we continue to advance PROTHECAN, progress our other PEG and SCA R&D programs, as well as commence additional strategic projects designed to further broaden our product pipeline. SG&A expenses were $9.5 million for the quarter ended March 31, 2003, an increase of $5.9 million over the prior year. The increase was primarily due to the establishment of a sales and marketing infrastructure related to our acquisition of ABELCET, as well as the initiation of certain sales and marketing activities. Amortization for the quarter was approximately $4 million. This was primarily related to our ABELCET acquisition. This is in line with our expectation for full-year amortization related to the acquisition to be in the range of $16 to $18 million.

Looking at the coming quarters, with regards to ABELCET, as Arthur mentioned, we have seen more of a competitive impact than we had originally anticipated from VFend and Cancidas. Additionally, the limited support of this product from Elan has created more of a timing lag than we initially had expected. As a result of this, we are currently expecting ABELCET revenues for North America to run at an annual rate of $50 to $60 million for calendar 2003, with our goal to return ABELCET to a high single-digit growth rate by the end of this calendar year.

With respect to PEG-INTRON, as you know, Enzon does not market or distribute PEG-INTRON. Therefore, our visibility is limited to market information and our discussions with Schering-Plough. Because of the impact of this quarter's reduction in trade inventory, as well as the fact that new prescription data indicates that Roche may exert stronger competitive pressures, we are adjusting our full-year adjusted pretax earnings guidance to between $1 and $1.10 per fully-diluted share. That is adjusted pretax. Adjusted pretax income differs from GAAP net income, in that we have excluded last quarter's $27.2 million non-cash write-down of our investment of Nektar, formerly Inhale, and merger costs and income taxes. As you know, we're going to reevaluate our tax position during the fourth quarter, and may record an income tax benefit related to the recognition of additional deferred tax assets. It is important to note that our estimates do not take into account our belief that Schering-Plough's new management team will aggressively defend PEG-INTRON's market leadership position.

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

To comply with SEC rules, we are required to attempt to reconcile our full-year earnings estimates to GAAP. If we take into account only the items we know today, the $1.4 million of merger costs through March 31st and the Nektar write-off, our full-year GAAP earnings estimates would be in a range of 35 cents to 45 cents. This does not include future merger costs or portions of our estimated $20 to $25 million of tax benefits as we cannot estimate the impact of the fourth quarter at this time. Lastly, we had approximately $138 million in cash and investments as of March 31, 2003. During the quarter, we made a net cash payment of $9 million related to our deal with SkyePharma and the related acquisition of DEPOCYT. We continue to anticipate to be significantly cash-flow positive for the foreseeable future.

At this time, I would like to open the call for questions.

--------------------------------------------------------------------------------
THE OPERATOR

(CALLER INSTRUCTIONS). Stefan Loren, Legg Mason.

--------------------------------------------------------------------------------
S. LOREN

I wanted a bit of clarification, first off, on ABELCET. If you took a price increase, were there some stocking sales, as well, in the quarter that actually drove it up to the $13.5 million end users sales number?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

No, Stefan. This was essentially better enforcement of our contract prices. So there was no price increase, so there was no stocking effect in this quarter. All we're talking about, to make sure we are very clear here, is there was weak execution by the previous Elan management in forcing the existing pricing tiers for this product. This was actually, as we described in the past, low-hanging fruit for the new Enzon field force, and we have been executing against that, and as a result, by the end of this quarter, we saw our average selling prices increase, as I mentioned in my call, by approximately 5 percent.

--------------------------------------------------------------------------------
S. LOREN

Now, you are expressing confidence that you think Schering-Plough will be first to market in Japan. Do you know if they have even filed there yet? And what gives you the confidence?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Again, our confidence is that Schering-Plough will be the first to market -- a combination product in Japan. And we think that is a very important distinction. As in the U.S., we believe that it is only the combination product that truly penetrates the market. It is our belief at this stage that the Roche kind of strategy is going first with monotherapy -- by the very nature, they have to get approval for monotherapy before they can sell combination - and we know Schering is on track for filing, means that it is our assumption and it is supported by feedback from Schering-Plough that they are pretty confident at this stage that they will be first to market with the combination product.

--------------------------------------------------------------------------------
THE CALLER

One final question, then. If you could comment on where you think the market shares will eventually go. I'm not asking you to comment as Schering's partner, but from your experience in the pharmaceutical industry, where do you think the market shares between the Roche product at this point and the Schering product will ultimately lay out at the end of this year and perhaps beyond?

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

What we tried to do in the conference call is that from our perspective, we still believe that Schering will be the market leader, which means they are going to hold more than 50 percent of the market. I don't want to get more specific than that. Again, as you appreciate, we have a confidentiality agreement with Schering. This is information that Schering is reluctant to provide. But it will be our belief that Schering will remain the market leader, and will garner and retain a greater than 50 percent share of the market.

--------------------------------------------------------------------------------
THE OPERATOR

Matt Geller, CIBC World Markets.

--------------------------------------------------------------------------------
M. GELLER

Can you talk a bit more about what your broader plans are in terms of building the company, in terms of thinking about the combined entity, in terms of acquisitions, et cetera? And could you also talk a bit about any presentations we might be having over the next six months or so, in terms of data?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Regarding the combined company, I think our first task in the combined company is to execute on our existing commitments. We are in a very fortunate situation that the combined company has a very rich pipeline, and I think we will see a lot of our focus in that first 12 months on ensuring we are executing against our existing pipeline. So external transactions will play a lesser role in the combined companies. Regarding data on the pipeline, I think you will get much more color tomorrow evening from NPS in terms of their milestones for data for the rest of the year on the combined pipeline.

--------------------------------------------------------------------------------
MR. KENNETH ZUERBLIS

One of the things we will continue to look at is some of the low-hanging fruit. For example, we talked about before that for ABELCET right now, the sales force is only selling one product, and that we will look to leverage that sales force in some way over the future.

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Ken's point is an important one. You will probably see us execute strategies that provide additional products for the ABELCET field force. But again, it will be in the context that it will not be a distraction to our strategic priority, which is to assure that the NPS pipeline is adequately supported, and that we meet the commitments that we have for that pipeline.

--------------------------------------------------------------------------------
MR. KENNETH ZUERBLIS

It's just come at limited to no cost, at least in the sales force.

--------------------------------------------------------------------------------
THE OPERATOR

Ian Sanderson, SG Cowen.

--------------------------------------------------------------------------------
I. SANDERSON

You talked about the total prescription trends for the pegylated interferon market rising in Q1, and we have all been frustrated to find the actual royalty numbers bounce all over the place. I know this is tough to answer, from your perspective, but do you have a rough view of what a run rate for PEG-INTRON might be? I know, Ken, you used to give this number - could you hazard a guess again?

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Ian, as you know, it's very difficult for us. Schering does not provide you with that number, and it would be inappropriate for us. All I can say with a degree of confidence is we expect next quarter to be up on this quarter. This thing has, as you know, bounced around; it had a pattern of up quarters, down quarters, and we see that pattern continuing into the fourth quarter. We are very encouraged, and people can do the analysis themselves looking at the prescription data that supports the fact that the next quarter will be up on this quarter.

--------------------------------------------------------------------------------
MR. KENNETH ZUERBLIS

Clearly, we had an isolated incident related to what we talked about and Schering talked about as going from a sole distributor to a multi distributor situation that had an impact in this quarter; now we are in a multi distributor situation and wouldn't expect that to happen again.

--------------------------------------------------------------------------------
I. SANDERSON

From specialty PDMs to broader distribution?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

No; what happened is we moved from a single wholesaler to general wholesale and distribution.

--------------------------------------------------------------------------------
MR. KENNETH ZUERBLIS

To effectively execute the Access Assurance program, they need to use only one wholesaler.

--------------------------------------------------------------------------------
I. SANDERSON

And the pricing -- Schering said there's a price increase implemented in the quarter. Do you anticipate another one anytime soon, and can you just talk a bit about the pricing environment there?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

As you know, Schering took a price increase in the first quarter and has taken a price increase in this quarter. The price increase in the first quarter was 2 percent; the price increase in this quarter was 7 percent. They have had a history of taking regular price increases. I believe that reflects two things -- one, that the market is somewhat incentive to price, based on the very compelling health-economic arguments that supports the price of PEG-INTRON. But secondly, I think you will certainly see from Schering, and I would assume from Roche, an ability to compensate for some of the price pressure on ribavirin by capturing some of that in the pegylated interferons. So you have a history and it continued into this quarter, and the price increases have been reasonably substantial.

--------------------------------------------------------------------------------
I. SANDERSON

And then on ABELCET, you are highlighting the benefits of ABELCET specifically. Have you talked much about combination use with clinicians? And have you done any studies showing the benefits of combination use with VFend and Cancidas?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

There's a tremendous amount of interest for doing combination studies. One of the key messages to take home is that this is not a chronic care market; this is an acute care market. Business is won and lost each month, and as we tried to explain during this conference call, we clearly were in a situation that the previous Elan sales force had not been properly presenting the benefits of ABELCET, nor exploiting the data that surrounds it. I will tell you the CLEAR database, which is the largest registry of treatment of antifungal patients, is capturing a lot of excitement, is clearly reaffirming the efficacy and tolerability of ABELCET, and is stimulating people asking about doing combination studies as well as looking at other means of delivery, such as pulmonary. So there is a lot of interest out there, and it's up to us now to execute on that interest.

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

--------------------------------------------------------------------------------
I. SANDERSON

And the last question. Is there any update on the timing of the shareholder meeting for the merger?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

No. We are, as we speak, trying to address the SEC questions. And once we have done that and received some clarity from the SEC, we will be better able to determine the shareholder meeting.

--------------------------------------------------------------------------------
THE OPERATOR

Louis Webb, WR Hambrecht & Co.

--------------------------------------------------------------------------------
L. WEBB

I wanted to clarify a comment you made earlier, and that is the expectation that in the last quarter, you would expect royalties to exceed the $16.2 million that you recorded in the March quarter.

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Correct.

--------------------------------------------------------------------------------
THE OPERATOR

Larry Smith, Gerard Klauer.

--------------------------------------------------------------------------------
L. SMITH

If you could give us some insight into the size of the alpha-interferon market in Japan, and how much of that market is directed toward hepatitis C therapy.

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

I can give you some color here. It is estimated that the market, in value terms, is approximately one-third of the U.S. market. We believe, based on conversations with Schering-Plough, at the moment, that they control between 60 and 70 percent of that market. We expect that the market will behave very similarly to the U.S. market, and will convert very rapidly to the pegylated interferon that I mentioned in my conference call. And so it is our belief that the first combination product will be from Schering-Plough. So we see this as a significant opportunity that we expect to benefit from in the late 2004 and early 2005 timeframe.

--------------------------------------------------------------------------------
L. SMITH

If I could expand on that, probably the answer to this question is no, but Schering is experiencing a slowdown or drop in sales in Japan. Do you have any insight into that? I think it is probably too early for people to be anticipating PEG REBETOL coming into the market. But do you have any insight as to what is going on there?

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm


--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Again, you have to ask Schering that question. But if you looked at the numbers, it was probably more a question of expectations than performance. I suspect you are still seeing a very successful launch in Japan, and the issue is not so much growth as much as expectation. I think Schering-Plough is much better able to address that question, Larry. But certainly, my understanding is that they were very pleased with the introduction of alpha-interferon into the Japanese market.

--------------------------------------------------------------------------------
THE OPERATOR

Our last question comes from Mark Augustine at Credit Suisse First Boston.

--------------------------------------------------------------------------------
M. AUGUSTINE

I wanted to ask for a clarification of prior ABELCET guidance, prior earnings guidance, and then a follow-up.

--------------------------------------------------------------------------------
MR. KENNETH ZUERBLIS

Regarding prior earnings guidance and ABELCET guidance, from that standpoint, we had talked about when we acquired ABELCET that we felt North American run rates were in the area of --

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

-- approximately 70 to 80 million.

--------------------------------------------------------------------------------
MR. KEN ZUERBLIS

Our guidance that we had out there was $1.15 to $1.30, originally, and that excluded income tax benefit. Again, we have to do a lot of reconciliations to GAAP, now, with some new Regulation G out there, and of course, it did not anticipate the write-off of Nektar from that standpoint, or the merger-related costs we are seeing now.

--------------------------------------------------------------------------------
M. AUGUSTINE

And one follow-up. ABELCET you talked about growth in, the quarter ended September. At the end of '03, you see ABELCET back in a single-digit growth mode. That's off of what type of base, then?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

We told you what the annualized run rate is, Mark, for the year; we are looking at 50 to 60, so it's off that base.

--------------------------------------------------------------------------------
M. AUGUSTINE

So maybe $13 to $15 million quarterly, something like that, off of that?

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

In that $13 to $15 million range, yes. Again, I will remind you that this is a situation where we have only had the brand for 16 weeks. We are making progress every week, and we're getting more confident as the weeks go by.

--------------------------------------------------------------------------------
THE OPERATOR

I would like to turn the call over to Arthur Higgins.

--------------------------------------------------------------------------------
MR. ARTHUR HIGGINS

Again, thank you for your questions. Before closing, I would again like to remind investors of the solid fundamentals that exist at Enzon today, fundamentals that leave us well-positioned for continued forward progress. We are, alone, a company with substantial and sustainable profitability and a business that generates meaningful cash flows. We have a portfolio of four products that are solely marketed by Enzon in North America. We have two impressive proprietary technology platforms in PEG and SCA. And we have the necessary commercial, manufacturing, and R&D infrastructures to readily take advantage of future opportunities. With that, I again would like to thank you for your participation in today's call, and for your continued support of Enzon and your interest in our combination with NPS. Thank you.

================================================================================

                                                                Event Transcript
================================================================================

         Enzon Inc. (ENZN) - Q3 2003 Financial Release Conference Call
                         Tuesday, May 13, 2003 5:00 pm

--------------------------------------------------------------------------------
THE OPERATOR

Ladies and gentlemen, the conference will be made available for replay beginning at 10:15 PM today, May 13, 2003, for one week, until May 20, 2003, at midnight. During that time, to access the AT&T executive playback service, please dial 1-800-475-6701. International participants may dial 320-365-3844. The access code to use is 681412. That does conclude our conference call for today. Thank you for your participation. You may now disconnect.

(CONFERENCE CALL CONCLUDED)

================================================================================

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
            Of The Private Securities Litigation Reform Act Of 1995

         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.